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During the year ended October 31, 1996, the Fund adjusted the classification of net investment income and capital gain (loss) to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended October 31, 1996, amounts have been reclassified to reflect a decrease in undistributed net investment income of $898. Accumulated net realized loss on investments was decreased by the same amount.